Filed by General Motors Corporation
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 001-00143





                    ---------------------------------------
                         HUGHES ELECTRONICS CORP. (GMH)
                      Q1 2003 FINANCIAL RELEASE CONFERENCE
                                      CALL
                         MONDAY, APRIL 14, 2003 2:00 PM
                    ---------------------------------------



THE OPERATOR:
-------------
Good day and welcome to the Hughes Electronics Corporation 2003 first quarter earnings results conference call. (CALLER INSTRUCTIONS). I would like to turn the call over to the Vice President of Investor Relations, Mr. Jon Rubin.


MR. JON RUBIN:
--------------
Thank you operator and thank you everyone for joining us for our first quarter 2003 earnings conference call. With me today on the call are Jack Shaw, our President and CEO; Eddy Hartenstein, Chairman and CEO of DIRECTV; Roxanne Austin, President and COO of DIRECTV U.S.; Mike Gaines, our CFO; Larry Chapman, President and COO of DIRECTV Latin America, along with Michael Feder (ph) DLA's Chief Restructuring Officer; Pradman Kaul, Chairman and CEO of Hughes Network Systems; Larry Hunter, Hughes' General Counsel and the CFOs of our major businesses. In a moment, I will hand the call over to Jack Shaw for some brief introductory remarks followed by a Q&A session, but first, I'm obligated to read to you the following -- GM Hughes and News Corp intend to file a proxy or consent solicitation statement and other materials with the SEC in connection with the proposed transaction. Because they will contain important information, stockholders are urged to read these materials which when filed, will become available free of charge at the SEC's web site, www.SEC.gov. Stockholders will also receive information at any appropriate time on how to obtain transaction related documents for free from GM and News. In addition, information regarding those persons who will participate in the solicitation of GM stockholders has been filed by GM and Hughes with the SEC. This call does not constitute an offer to sell or solicitation to buy or vote securities in connection with the proposed transaction, which will only be made by means of an appropriate proxy statement or prospectus. On this call, we make statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in the public filings of GM Hughes and News with the SEC that could cause actual results to be materially different from those in the forward-looking statements. With that, I'm pleased to introduce Jack Shaw. Jack.


MR. JACK SHAW:
--------------
Thank Jon. Before discussing our first quarter results, I would like to spend just a moment summarizing the announcement we made a few days ago. As most of you are probably aware last week, General Motors, Hughes and News Corp announced transactions that result in Hughes splitting off from GM and having an asset-based stock with News Corp as a 34 percent owner. For those of you who are not able to join us on last Thursday's conference call, I would like to briefly summarize why we're so excited about the transaction. First the split off will convert Hughes into an asset-based security and remove the tracking stock discount that has burdened our stock. We believe this alone puts us in a much better position to realize Hughes' full value. Second, based on last Wednesday's closing price for GMH of $11.48, the transaction offers Hughes' investors a premium of about 22 percent on about 17.5 percent of their GMH shares and finally, Hughes will be aligned with the leading global and media and content company. In News Corp, Hughes will have a terrific strategic partner with key assets and leadership capabilities that we believe will enable Hughes to grow faster than we could have as a stand-alone company.

In speaking with investors after the announcement last week, one concern heard loud and clear was that shareholders want assurances that the new company will be managed in a way that will maximize value for Hughes' shareholders. I want to make it clear I strongly believe that this will happen and in fact, we went to great lengths to structure the deal in a way that provides us the opportunity to capture Hughes' tremendous value. The Hughes Board of Directors will be comprised of 11 members that will included six independent directors, three News Corp executives and two Hughes executives. There have been many made measures taken to ensure that the new Hughes is managed to maximize the value for it's shareholders. For example, the audit compensation and nominating committees will be comprised entirely of independent directors. In addition, all affiliated transactions will be conducted on an arm's-length basis. Our goal is to get the required approvals and close the transaction by the end of this year. During this time we will continue to be highly focused on Hughes' operating performance and I offer you the first quarter results as the best evidence of our commitment. In my opinion, the most important take away from the numbers we are reporting today is a complete validation of our operating strategy to profitably grow our businesses with a particular emphasis on cash flow.

As a Company we achieved a couple of significant milestones during the quarter. First for the first time in over four years Hughes generated positive operating profit. Second, from a company wide perspective, our business has provided cash from its operations. While these are very clearly important achievements and most outstanding accomplishments in the quarter from our DIRECTV U.S. business. Simply put, DIRECTV in the U.S. had a blowout first quarter and met every single financial and operational metric. At the top line, revenues increased over 16 percent as we brought in over 80 percent more subscribers than expected and $2.40 more average revenue per subscriber or ARPU than last year. In addition, with a churn rate averaging only 1.5 percent per month during the quarter, we attained the lowest level of churn for a first quarter in four years. Perhaps more importantly, DIRECTV generated more EBITDA in the quarter than in any prior quarter in their history. DIRECTV reported net income of almost $50 million. These record-setting numbers were fueled by sharp increase in our operating margin. In a moment, Roxanne Austin will provide you with a lot more detail on all these numbers.

From my perspective, these numbers are indicative of our resolve to transform DIRECTV's cost structure. As we have shared with you in the past, we have benchmarked ourselves against the best in breed in our industry and we know exactly where we need to go in order to get our cost structure down to the optimal level. We also believe that our strategy of targeting high-quality subscribers in order to maximize financial returns continues to be the right one. The results posted by DIRECTV U.S. in the first quarter demonstrates the significant progress that we have made in these areas but more importantly demonstrate the enormous upside we have ahead of us both in terms of financial performance and our ability to unlock DIRECTV value. In fact, as you will hear about in a moment, DIRECTV significantly increased its full year subscriber revenue and EBITDA guidance.

On a personal note, I feel it's necessary to make a few comments about DIRECTV's performance and management team particularly after reading stories in the press that contain a lot of wrong and misleading information. In my 40 years in business, I've seldom seen such a dramatic turnaround in business in such a short time. Roxanne Austin is a terrific manager as are the teams she has put together. They are on course to realize the true value of DIRECTV and each quarter they show with results that they are doing just that. It goes without saying that Roxanne and her team have the full support of myself, Eddy and GM management. As you heard last week from News Corp, they also have the full support of Rupert Murdoch and Chase Carey. DIRECTV is a terrific enterprise and we're making it better every quarter.

Now let's take a look at the other businesses. There was plenty of other good news in the quarter, as all of our businesses met or exceeded their first quarter guidance. At Hughes Network Systems or HNS, we had a strong quarter highlighted by an 8 million EBITDA improvement resulting from improved efficiencies in the consumer DIRECWAY business and significant cost reductions


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
including an employee headcount that is 20 percent lower than last year. These are the types of improvements that are necessary in order for us to reach our goal of EBITDA breakeven in 2003. Also posting solid results was PanAmSat. Despite competing in an industry where most companies are reporting rather significant revenue declines, PanAmSat was able to hold the line with a revenue decline of only three percent. But more importantly, PanAmSat increased its EBITDA margin by over one percentage point to 74.1 percent. At DIRECTV Latin America or DLA under difficult circumstances, the Company met its first quarter guidance for revenue and overachieved its EBITDA projections. As you are probably aware in mid-March DLA filed for reorganization under Chapter 11 in U.S. Bankruptcy code. Today this process is going as expected and DLA is hopefully proceeding and it will allow the Company to become more competitive and achieve profitability. You'll hear more details on this from Larry Chapman in a moment.

So, in wrapping up my comments, I think our recent accomplishments have removed a lot of uncertainty surrounding Hughes. The proposed transaction with News Corp helps answer questions regarding our ownership structure. The results from this past quarter, especially at DIRECTV in the US, truly validate our operating strategy which predicated on profitable growth. The combination of these two events go a long way toward demonstrating the tremendous upside we feel we have at the Company. With that, here's Mike.


MIKE GAINES:
------------
Thanks Jack. Before our business unit leaders provide a detailed discussion of quarterly results, I would like to give a quick overview of Hughes' balance sheet and liquidity position along with Hughes' consolidated financial guidance. At the end of the first quarter, our consolidated cash balance was just under $3 billion, up significantly from the fourth quarter cash balance of 1.1 billion. Our consolidated debt balance was about 5 billion, up from 3.1 billion at the end of last quarter. The increase in both cash and debt was primarily due to the successful completion of the 3.1 billion financing at DIRECTV U.S., of which approximately $2.6 billion was drawn as of the end of first quarter and distributed to Hughes. With the proceeds, Hughes used approximately $500 million to repay outstanding short-term debt. As a result of this financing, we strengthened our financial position by extending the average maturity of our debt to more than seven years at what we considered to be attractive interest rates. In addition, this financing will fund Hughes' business plan through projected cash flow breakeven and the incremental liquidity provides us with additional flexibility. Partially offsetting the increase in Hughes consolidated debt was PanAmSat's repayment of $200 million of senior notes that matured during the first quarter. Excluding PanAmSat's debt and cash balances, Hughes' debt was just under $2.7 billion as of the end of first quarter and cash on hand at Hughes was more than $2.3 billion. Thus excluding PanAmSat, Hughes net debt was approximately 300 million at the end of the first quarter.

And as Jack touched on briefly in his remarks, a highlight of the quarter was the fact that Hughes generated positive cash flow of approximately 50 million in the quarter. This was better than our expectation and driven by improvements across all of our operating companies. I would like to point out we define cash as cash flow from operations less the cash flow from investing activities. In other words, our definition includes all expenses including interest and taxes and only excludes cash related to financing activities and cash used for discontinued operations.

Moving on to Hughes' guidance, we've provided our outlook by business unit for the second quarter and have also increased our full year revenue and EBITDA guidance. In the quarter, we expect Hughes' revenue to be 2.25 to $2.3 billion and EBITDA to be 250 to 300 million. For the full year, we've increased guidance for revenue to a range of 9.5 to 9.6 billion from our prior revenue range of 9.3 to 9.5 billion. In addition, we're raising our full year EBITDA guidance to approximately 1.15 to 1.2 billion which is 50 to 100 million higher than our prior full year guidance. The changes in Hughes' full year guidance for both revenue and EBITDA are driven by the improved outlook at DIRECTV U.S. which Roxanne will discuss in more detail in a moment.

In looking at Hughes full year cash guidance, we now expect our consolidated cash requirements to be about $200 million or at the lower end of our prior expected cash requirement range of two to 300 million. The improvement is driven primarily by an improved full year cash outlook at DIRECTV U.S. It's important to note we have not included in our cash guidance any payment required as a result of purchase price adjustments with Boeing or any cash requirements related to the transaction with News Corp.

Before wrapping up my remarks, I would like to point out a couple of changes that we've incorporated in this quarter's earnings release. First in connection with the DIRECTV U.S. debt offering recently completed, beginning this quarter we will include DIRECTV U.S. stand-alone financial statements in the Hughes earnings release. This is something many investors have been looking for and we feel this provides significantly more transparency into DIRECTV's financial results. Additionally, in accordance with the SEC new regulation G that requires companies reporting non-GAAP financial metrics to reconcile these metrics to the most directly comparable GAAP metric, we are now providing the reconciliation schedule for the non-GAAP metrics. For example, these schedules reconcile EBITDA for each business operating profit and in the case of DIRECTV U.S., we also reconcile pre-marketing margins to operating profit. These reconciliations schedules are also posted on our website at www.hughes.com.

That wraps up my comments and I would now like turn the call over to Roxanne Austin for an update on DIRECTV U.S. Roxanne.


MS. ROXANNE AUSTIN:
-------------------
Thanks Mike. Over the past seven quarters, we've made substantial progress in our efforts to strengthen and transform the DIRECTV business. During this time, we validated our business strategy of profitable growth by continually improving our financial results and in doing so, built significant operating momentum. Now DIRECTV's results in the first quarter were truly breakthrough and provides the best evidence yet that we're tapping into the tremendous operating leverage inherent in the DIRECTV business model.

In looking at the numbers, I believe there are three important takeaways from the quarter. First, the results provide further evidence that our strategy is indeed, working extremely well. We're adding high-quality subscribers at a good clip, which is leading to higher average revenue per user or ARPU and lower churn. Second, our efforts to manage expenses and aggressively cut costs are driving significantly higher margins. And finally, due to our profitable growth strategy, cost-cutting efforts and operating leverage we feel we have significant upside, both in terms of our future financial performance and our valuation. As you will hear more detail in my remarks later, we're increasing DIRECTV's full year guidance for net subscriber additions, revenue and EBITDA.

Let's take a closer look at the first quarter results beginning with subscriber additions. Our gross owned and operated subscriber additions of 701,000 in the first quarter were much higher than our expectations. The better than expected demand during the quarter gives us confidence that our guidance for growth subscriber additions for the full year of 2.8 million is clearly on track. It also provides evidence that our overall acquisition strategy is resonating very well across the entire market. Our marketing message is clearly focused on a strong value proposition targeted to a broad segment of analog and digital cable customers. For example, our most popular package priced at $39.99 per month, really hits the sweet spot for customers in terms of value meaning that this price point is similar to what customers would pay for a comparable analog cable package that has far fewer channels. The 39.99 is also well below the price point for cable packages with digital tiers and of course, DIRECTV is all digital, unlike cable.

As in prior periods, we're continuing to see the best subscriber growth in markets where local channels are available. Currently we offer local channels in


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
52 markets covering about two-thirds of the nation's television households. By midyear, we expect to make local channels available in nine additional markets and by year-end, with the launch of DIRECTV 7S (ph) we will have local channels available in 100 or more top markets covering at least 84 percent of the nation's homes. This expansion in our local channel service allows DIRECTV to be a true cable replacement to an additional 18 million television homes, which clearly supports our forecast for continued strong growth.

We were pleased this quarter to see subscriber growth coming from an increasingly broad contribution across our entire distribution network. Whereas in past years, we have been substantially more dependent on national consumer electronics. Today we are experiencing significantly more balanced performance among all of our distribution channels with strong performance, particularly coming from the independent and direct sales channels, which we believe will result in less dependence on CE economic cycles and seasonality. At the same time, our consumer electronics partners remain important contributors to our quarterly growth additions and are likely to play a leading role as we move forward aggressively with digital video recording or DVR and high-definition product offerings. After accounting for monthly churn, we added 275,000 net new owned and operated customers during the first quarter, which is in excess of 80 percent more than our expectations. About half of the over-achievement in net additions was due to higher than expected gross additions with the other half, the improvement due to lower than expected churn. For the first quarter, we were able to hold average monthly churn to a very low 1.5 percent, the second straight quarter that churn was at this level and the lowest first quarter churn in an individual quarter in four years.

While we're definitely not declaring victory in our daily battle against churn, the recent trends certainly suggests our efforts to attract and retain high-quality customers is paying off. Going forward, you can expect us to continue to focus on strategies that are effective in reducing churn including maintaining our industry-leading customer service levels, requiring new customers to take DIRECTV retail offer to make a twelve month programming commitment, promoting consumer offers that make DIRECTV an affordable whole house solution, expanding local channel service to additional markets and promoting affordable receivers with DVR functionality to enhance the DIRECTV experience.

Partially offsetting these and potentially putting some downward pressure on churn is the price increase we implemented in the latter part of the first quarter, increasing competition from cable and the next phase of our efforts to fight signal piracy by replacing older generation conditional access cards with newer, more secure cards. While the second quarter has historically been our slowest quarter for net subscriber growth, over the course of the next month or so, we should have a better understanding of how the price increase could affect churn in the second quarter. As a result of the significant over-performance in net adds in the first quarter, we have increased our full year guidance for net subscriber additions to a new range of 800 to 850,000.

Let's move onto revenue. For the quarter, DIRECTV's revenue of over 1.7 billion also significantly beat our guidance of 1.625 billion. The improvement was due primarily to the strong subscriber growth coupled with better than expected ARPU of $59.10, which was about $2.40 or four percent higher than last year's first quarter ARPU. A key driver of the higher ARPU during the quarter was customers who began rolling off our NFL Sunday ticket promotion from the prior quarter, which included four free months of our premier programming package, signed up and began paying for more services on average than we expected. We're also seeing a higher percentage of customers paying mirroring fees on multiple set-top boxes. In the first quarter we averaged 1.85 boxes per gross new customer added versus 1.4 boxes for the same period last year. Additionally, the higher ARPU during the quarter was also due to improving penetration rate of customers purchasing a local channel package. During the first quarter in


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
markets where local service was available, over 90 percent of new customers purchased the package with local channels. Our strong ARPU performance is yet another indication that we are continuing to add high-quality customers, which supports our focus on improving financial returns.

So in summary, based on our strong first quarter performance, we're increasing our revenue guidance for the full year by 200 million to approximately 7.3 billion which implies a full year ARPU of about $61. In the second quarter, we anticipate revenue to be approximately 1.75 billion.

As good as our subscriber additions and revenue growth were in the first quarter, I'm especially pleased with the dramatic improvement in our margins. For the first quarter, DIRECTV's pre-marketing margin improved to about 41 percent of revenues or about three percentage points better than last year's first quarter of pre-marketing margin of about 38 percent. Driving the improvement was a larger percentage of higher margin revenue derived from local channels and mirroring fees. We are also seeing improvements in our G&A expenses resulting from several quarters of aggressive cost-cutting and monthly zero-based budgeting exercises where we literally justify every dollar that we spend. As a result of these improvements, we expect full year pre-marketing margins to improve by at least a percentage point over last year's pre-marketing margin of 39 percent.

Subscriber acquisition costs or SAC, was $545 per gross subscriber addition during the quarter. This SAC number ties to DIRECTV's stand alone income statement and is consistent with DIRECTV's recent guidance from the Securities and Exchange Commission to record the costs associated with free or discounted programming for new customers in `Programming and other costs'. In prior periods, we had included these costs in SAC.

In addition, we had previously defined SAC on a cash basis. Because full year cash SAC and income statement SAC are essentially the same for the year and also to increase the transparency of our results, we will now be reporting and providing guidance for SAC that can be tied directly to our income statement.

For the full-year, we now expect SAC to be in the $570 range. As the year progresses, we expect SAC to increase from the first quarter level as we aggressively market our DVR receiver and as we continue to push consumer promotions highlighting a multiple box solution. As you've heard me say in the past, the expected returns on multiple boxes and DVR customers more than make up for the higher SAC associated with these customers--so we're happy to make that investment.

Retention and upgrade marketing--or expenses that are associated with marketing efforts to our existing customers were $94 million in the first quarter, and consistent with our expectations. These expenses are primarily driven by loyalty programs to reduce churn as well as upgrade costs to promote additional DIRECTV services that drive higher ARPU. For the remainder of the year, we anticipate retention costs to remain at about the same level each quarter.

So when you add it all up, the strength of our top line results coupled with our significantly improved margins and cost structure translated into record breaking EBITDA of $230 million. This number is significantly higher than our guidance of approximately $160 million and over two times our EBITDA last year of 94 million and the best quarterly result in the history of DIRECTV. For the second quarter, we expect EBITDA of approximately 225 million and based on the first quarter over-achievement, we are increasing our full year EBITDA guidance to approximately 900 million from our prior range of 800 to 850 million, an improvement of 50 to 100 million. I also want to point out that DIRECTV had $106 million of operating profit in the first quarter and more importantly, 47 million of net income. We believe these metrics will continue to be strong throughout the year and are yet another indication of the strength of our business.

In wrapping up my comments, DIRECTV's first quarter results speak for themselves. Given the lingering soft economy and prolonged lack of consumer confidence, I'm especially proud of our performance in the first quarter. It's clear that our profitable growth strategy is working. Our margins and cost


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
structure are vastly improved and we see further upside from here. And the results we posted were well ahead of expectations, giving us confidence to expect even greater financial performance in the future.

One metric we haven't talked much about is cash flow, which is perhaps the most important metric in terms of DIRECTV's valuation. We expect to generate approximately $200 million of net cash for the full year 2003. This number is fully inclusive of all expenses, including interest and taxes. With the great improvements we've made and the tremendous operating leverage that we have, one can see that this business is truly on the cusp of realizing it's large cash generating potential.

With that, I will turn it over Larry Chapman, who will provide an update on DIRECTV Latin America. Larry.


LARRY CHAPMAN:
--------------
Thank you Roxanne. As you know, we filed for re-organization under Chapter 11 of the U.S. Bankruptcy Code on March 18. During this reorganization period, the Company is committed to continuing normal business operations in its markets across Latin America and the Caribbean. We filed for reorganization after determining that the consensual restructuring negotiations that we had undertaken with a number of our business partners were not going to achieve the contractual modification and other changes that were necessary for DIRECTV Latin America to achieve long-term viability. A number of motions were filed as part of the March 18 filing, including motions to reject the Disney Channel Latin America contract, Music Choice and the 2006 FIFA World Cup contract as well as to reject the Clarin put agreement. The court has already approved the rejection of the Disney contract and a hearing on the other proposed contract rejections is being held today in Delaware. These aggressive restructuring activities were necessary to align our costs with current economic and political realities of the Latin American marketplace. So far, the reaction to the filing has varied by market but our proactive public relations campaign and customer service response have helped to neutralize any negative press and served to minimize customer's concerns.

Since the first quarter results are covered in the press release, I would like to spend some time discussing our outlook for 2003. Throughout Latin America, we continue to pursue a selective growth strategy in those markets that justify the investment, which include Brazil, Mexico and Puerto Rico, while simultaneously addressing the challenges in our less-profitable markets. Venezuela's economic and political situation continues to present one of the greatest challenges. Although the general strike has ended, the economy there has been damaged causing an increase in unemployment and a decrease in discretionary spending. As a result, we have seen an increase in churn over the last several months. In fact most of the 54,000 net subscriber loss reported in the first quarter occurred in Venezuela. In Argentina, the economy has recently shown signs of improvement in advance of the elections in late April. The outcome of these elections is likely to be significant in determining whether recent positive economic trends will continue.

To ensure the long-term profitability of our business, we will leverage the Chapter 11 process to obtain programming rate relief that's appropriate given changes in the marketplace. In addition, we will continue to improve operational efficiencies and reduce costs wherever possible. We are currently in the process of evaluating the business on a market by market basis, as well as determining the impact of the Chapter 11 restructuring. We expect to complete this evaluation soon and to be able to issue updated full year guidance by the next earnings call.

In summary, we are confident that the current restructuring initiatives we are undertaking will be successful in addressing the financial challenges that we are facing and in repositioning the Company to take advantage of the opportunities that the Latin American market offers. We remain committed to business operations across Latin America and to continue providing our subscribers with the best service and widest array of entertainment options.


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
With that, I will turn it over to Pradman Kaul. Pradman.


MR. PRADMAN KAUL:
-----------------
Thanks Larry. I am pleased to report that HNS achieved excellent results in the first quarter. We beat the first quarter investor guidance for sales with revenues of $247 million, which were well above the 215 to $230 million guidance. These sales levels surpassed the first quarter of last year, even though the carrier segment dropped from 37 to $12 million. The improvement came from strong set-top box shipments and increased base of consumer DIRECWAY subscribers and a stable enterprise business.

HNS reported EBITDA of -$22 million for the first quarter. This is an $8 million improvement from prior year and came in at the high end of our expectations. As you may recall, we have committed to significant improvements in our profitability this year. Our cost-cutting efforts over the last 12 months and the reduced losses in our consumer DIRECWAY business are the keys to achieving this goal. The HNS employee count is already 20 percent less this year and combining this with other cost reduction efforts, is beginning to show tangible results. We expect this strength to continue during the year.

HNS performance on cash usage was also very good. We used about $50 million less than projected, largely because of better working capital management. This continues the trend from the last year as HNS' performance on cash management has improved significantly over previous years.

HNS continues to demonstrate its strength in the set-top box market, having shipped 629,000 DIRECTV units in the first quarter of 2003, a dramatic increase compared to the 430,000 units shipped during the first quarter of 2002. As a result, first quarter revenues in our set-top segment grew by 31 percent compared to prior year as we continue to meet the needs of DIRECTV's growing subscriber base. Note that this comes on the heels of a 33 percent year-over-year growth in sales for the first quarter of last year. Our set-top box business continues to fire on all cylinders.

We reached another milestone during the first quarter when we shipped our 11 millionth DIRECTV receiver system. We also ramped up production of the next generation TiVo equipped digital video recorder or DVR during the quarter. This DVR remains the most advanced DIRECTV receiver system on the market. This underlines our optimism for the second quarter, as does the fact that we will start shipping our next generation basic DIRECTV receiver also during this quarter. This box has advanced security features and will bolster DIRECTV's anti-piracy efforts and lead to improved customer retention.

HNS continued to win the majority of enterprise VSAT network contracts and solidified its leading market position in this segment. During last quarter's call, I mentioned that we have signed a large contract with GTECH, the world's leading provider of authorized gaming systems to the lottery industry. In addition to several yet to be announced contracts, we added to the GTECH contract by signing an order for an additional 10,000 sites in Georgia and California. HNS also booked 1000 site order with Dollar Tree and established relationships with Dominos Pizza and Cardinal Health that could lead to significant installations over time. Internationally, we signed an order for Korea Telecom to provide services at SK Gas' retail locations all over Korea. Overall, we signed contracts for about 7000 VSATs in the international enterprise market. We also obtained a license to offer VSAT services in Brazil. This will enable HNS to evolve from an equipment supplier to a service provider in this key market, much like it has in the United States, Europe and India.

Now let's turn our attention to the consumer DIRECWAY business. You may recall from last quarter's call that we do not plan to invest significant cash to acquire subscribers during 2003. However, we continue to prudently focus available resources on the market segments that show the most promise and to improve our operating efficiencies and service quality. As a result, revenues for this business almost doubled compared to prior year and the EBITDA loss was nearly halved. Looking across both enterprise and consumer markets for the

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DIRECWAY service, HNS booked orders for more than 50,000 sites during the first quarter. You may recall that we began taking action two years ago to consolidate product technology on a common DIRECWAY platform. This initially led to more efficient use of engineering resources. Now that the resulting products are coming to market, this strategy is yielding significant efficiencies in manufacturing and network operating costs. In the consumer business, this is leading to lower subscriber acquisition and service costs. For enterprise customers, it results in more competitive and profitable pricing that's enabling us to further distance ourselves from the competition.

Looking ahead to the second quarter, we anticipate performance that's consistent with what we have just reported. We're confident that shipments of set-top boxes will continue at a brisk pace. Year-over-year revenue comparisons will also benefit from the large number of consumer DIRECWAY subs. We should also continue to maintain our leadership position in the global enterprise market.

Although it will not affect sales in 2003, I'd like to briefly discuss SPACEWAY. We continue to work closely with Boeing satellite systems to launch the first satellite at the end of this year and are gearing up to commence commercial service in mid 2004. Although it's still too early to start booking orders, during the quarter we did start discussing the system with some of our largest customers and we were encouraged by their enthusiastic response. Our sustained focus on the project means we are ahead of our competition with the most sophisticated platform compared to other KA band systems that have received funding or publicity in recent months. We still have a lot of work to do but all indications are that SPACEWAY will be a winner for both our customers and for Hughes.

At this point, I will turn the call back to Jon. Jon.


MR. JON RUBIN:
--------------
Thanks Pradman. Let's move onto questions you may have about Hughes' first quarter results. Keep in mind we have members of the media on this call in a listen-only mode. I would like to remind the media they are not authorized to quote any participants on this call, either directly or in substance, other than their representatives of Hughes. In addition, we are web-casting this call live on the Internet and an archived copy will be kept on our site. Finally, I would like to ask callers to limit your questions to only one or two until everybody has had a chance to ask questions. At that point, feel free to ask additional questions.

Operator, we are ready for the first question.


THE OPERATOR:
-------------
(CALLER INSTRUCTIONS). Mark Nabi of Merrill Lynch.


THE CALLER:
-----------
Hi, thanks everyone. A couple of questions. Just two. One relates to churn management. Roxanne, you had talked about churn up ticking a little in the second quarter, maybe giving an order of magnitude based upon your prior experience from offering a rate increase, what you anticipate will happen and after that, what do you expect to happen for the full year? Obviously, 1 5 is really good but with the churn in the second quarter that is going to go up a little, so I wanted to see what you are expecting for that.

Number two, relates to -- I guess the three letter word that people don't like to hear, which is DVR these days, particularly on the advertising side, talk a little about how many units you anticipate -- I should say it this way, how many subscribers do you anticipate to have with respect to DVRs, what you're seeing as far as new customers taking it as opposed to existing customers and pricing plans, charging $5 per unit -- per service. The last relates to programming costs, I want to see, pre-marketing cash flow margins at 41 percent were good. Obviously, you talk about your ARPU being $59. What is the spread? Obviously for competitive reasons you don't want to give the actual number on the programming basis but what is the spread between someone taking your top tier for the $82 versus taking your 39.99 package and if everyone goes say to your higher tier, how much of a margin lift can you get?

MS. ROXANNE AUSTIN:
-------------------
Take a deep breath now Marc. That was a compound question (laughter).


THE CALLER:
-----------
Sorry.


MS. ROXANNE AUSTIN:
-------------------
Churn, quite frankly, for the full year, we do not expect churn to exceed 1.6 percent. We're doing extremely well on churn. Even early in the second quarter, we are doing well still on churn. As I said in my remarks, I'll feel more comfortable as we get through the next month or so. While it's possible you can see an uptick in churn in the second quarter for the reasons I mentioned and I said those to be cautious, we're very bullish on churn for the full year. I certainly don't expect it to exceed 1.6 percent and we have the potential of possibly even doing better.

Your question on DVR; we expect to add approximately 10 percent or so of gross adds to take a DVR product this year. So roughly, just under 300,000. We expect existing customers to be in the 250 to 300,000 range that will take a DVR product this year so we should be approaching just under one million customers by the end of the year in DVR product. On the programming costs side, I will let Mike speak to that.


MR. MICHAEL PALKOVIC:
---------------------
I think our programming costs for the $40 package is in the low 30 percent range. If you get up to the $80 package, you take that up to about 40 to 45 percent total because you've got a lot of premium programming that drags it up which is why our average comes in around the high 30s, around 38 percent on our ARPU.


THE CALLER:
-----------
One last question Roxanne, relating to your subscriber adds. If I think about what you did this quarter, at 275 on a net add basis, and the guidance you gave, you typically, I thought always looked at the first quarter not being as great as other quarters. You had some spillover for the fourth quarter, but you did about 30, 35 percent on the guidance so do think you're guidance for subscriber additions could be conservative or is there room for upside, based upon doing already 30 or 35 percent of your net adds?


MS. ROXANNE AUSTIN:
-------------------
I think there is room for upside Mark, in all of our metrics so we are performing extremely well and I try to be cautious-obviously. But the second quarter traditionally and I think you can look back, has been one of our slower quarters, so I'm very cautious about the second quarter. If we get through second quarter and see continued strong growth, then we would obviously look at the full year and make decisions about what we ought to do with guidance for the full year, but we need to be very cautious on the second quarter so I continue to remain cautious there.


THE OPERATOR:
-------------
Benjamin Swinburne of Morgan Stanley.


THE CALLER:
-----------
Roxanne, you mentioned a shift this quarter and I'm assuming that continues through the year towards direct sales and independent retailer distribution chain. Can you talk about the kinds of subscribers that distribution channel brings on and how it compares to the national distribution in terms of ARPU, SAC, churn and even retention costs?


MS. ROXANNE AUSTIN:
-------------------
I don't have all those metrics broken down for you. What I will tell you is we have for a very long time, even before we instituted it at national CE, we had been on a based on an acquisition basis with those customers in the independent channels long before we were able to change all of our retail relationships at the national CE level. They are very focused on acquiring a quality committed customer and have been for a very long time. They tend to have very strong relationships with their customers. They tend to service them extremely well. So our churn rate in that channel is equal to or better than the national CE and we monitor every single dealer on a regular basis. If we see a dealer getting in trouble for any particular reason we try to swoop in and help them on that. Things are going very well in that channel for us.

Direct sales, we have a very wonderful opportunity to communicate one-on-one with our customer. That's a growing percentage of our business. It tends to bring us lower churn. We can answer directly to customer's questions so we believe as I said, we have a very balanced distribution network now where we're not so heavily dependent on one single channel. In fact, the other channels are outweighing our CE channel and basically, balancing our distribution, so I think it's a positive sign.


THE CALLER:
-----------
One quick follow-up on the G&A, impressive this quarter. Is there more that can come out of that line or do you expect that to tick up for the rest of the year?


MS. ROXANNE AUSTIN:
-------------------
That's my direct reports, we continue to have monthly reviews of those numbers and I continue to say there is always upside there, absolutely. We will continue to look at it every single month. We justify what we spend every month. We are looking for upside in every single metric we have. Certainly, we're optimistic and we are going to get more out of it, absolutely.


THE OPERATOR:
-------------
Robert Peck of Bear Stearns.


THE CALLER:
-----------
First, I want to say great quarter. The numbers look really good. Second of all, I wanted to address one of the concerns you had in the fourth quarter or so with Charlie having to take a look at the books and you have seen some of Charlie's books. One of the big concerns out there was could Charlie now use that to his advantage and hurt your growth here. Clearly with your first quarter numbers coming in strong, you had some strong growth. Can you talk about what's changed in the competition field versus Charlie? Are there any advantages you have there now or any disadvantages?


MS. ROXANNE AUSTIN:
-------------------
I look at things from a multichannel world. It's all about cable, cable, cable, cable. We are the number two multi-channel service provider in this industry, so while people sometimes want to put us over here in this small box called satellite, we are the number two player in this industry. We are very focused on cable. We're aggressively attacking cable markets. We're going after weak systems and guess what, we are going to have a competitive advantage against cable for a very long time. A cable digital service is digital tier and its analog for a substantial portion of services for customers. Let me give you statistics. Almost 40 percent of our customers are now coming to DIRECTV having had a digital cable experience. That's a staggering number. Why is that? Because cable is not delivering on the digital promise and we are. We are all-digital. We always have been so while cable wants to go out and promote a digital tier, which of course, a digital tier cable service is typically more expensive than DIRECTV, we are all digital. The customer tries the digital experience on cable. Why is the churn rate so high? Why are 40 percent of our customers coming from digital cable? Because the customer sees digital quality, they want all-digital quality and DIRECTV delivers it.


THE CALLER:
-----------
Along those lines, you actually led into my second question which is more on cable. Are you seeing any particular providers that you are able to target more easily and has some of the lower hanging fruit starting to go away, Comcast firming up, AT&T and Adelphia coming out stronger here. Is some of that going away or I guess from what you're seeing, you continue to see growth across the board?


MS. ROXANNE AUSTIN:
-------------------
No, in fact we are seeing growth in their markets as well and strong growth. Where we have local channels, we are aggressively attacking cable and doing extremely well across every single operator. Of course, we're going to exploit the weaknesses of the weaker operators, but even the better operators and you mentioned a couple of them just now, they have weaknesses. Again, they don't have a fully competitive digital offering. It's not all-digital and when customers see digital, they want digital, they are going to come to DIRECTV.


THE CALLER:
-----------
One last question, more for Pradman. On Friday, PanAmSat reported and one of the questions we asked was are they susceptible to SPACEWAY in terms of losing revenues and their response was more of no, they are locked into long-term contracts here and they don't see SPACEWAY as a threat to their business. Could you comment a little bit about that, if that's true and if customers are locked into long-term contracts, where does SPACEWAY get its inaugural customers? I thought the idea was to transition some customers over from PanAmSat.


MR. PRADMAN KAUL:
-----------------
We have contracts with PanAmSat for all our customers and our intention clearly is to honor all our contracts so that's not a problem. At the same time, we've always said that we will start, over a three-year period, we will start transitioning about 50 percent of our customers to SPACEWAY. We think what will happen though is there is going to continue to be a requirement for broadcast kind of services with our customers that Ku band satellites are a better solution for so we do not see any significant decline in our use of PanAmSat Ku band transponders as we go through this transition phase. And as we pick up the customers on our Ka band, they will handle most of the point-to-point and multi-point to point applications and most of our broadcast kind of applications will stay on the Ku band. So over the next three to five years, we don't expect a significant reduction in our usage of PanAmSat's transponders.


THE OPERATOR:
-------------
Douglas Shapiro of Bank of America.


THE CALLER:
-----------
I wanted to get back to the cost-cutting issue a little bit. In some of your presentations you talked about potential back office savings this year in billing and also in customer care. I was wondering if you could give us an update on potential magnitude of that and timing of when it kicks in and to what degree it's embedded in the guidance you have given out today?





MS. ROXANNE AUSTIN:
-------------------
Absolutely, I'll have Mike take you through it.


MR. MICHAEL PALKOVIC:
---------------------
We actually expect something around $50 million in billing savings to occur in 2004. We're in the last year, this year, of the former agreement. We're in the process of re-negotiating with our call center vendors. We should have additional savings. Again, that will be in 2004. We're currently looking at things to save money today that are outside of the contract like customer self care, our usage of the Web, it's up over 20 percent which obviously means you don't have to talk to an agent. That's a way of saving money today. That's increased from less than 10 percent at the beginning of last year, so we're doing a lot of things to save money, in addition to re-negotiating our contracts with our outsource vendors.


THE CALLER:
-----------
Is there a way to quantify the potential call center savings?


MR. MICHAEL PALKOVIC:
---------------------
No, because we are not far enough along in the negotiations.


MS. ROXANNE AUSTIN:
-------------------
I can tell you it should be significant.


THE CALLER:
-----------
Do you have any idea of when you will be able to articulate what the potential cost savings are after the News Corp deal closes?

MR. JACK SHAW:
--------------
We have to be pretty careful of that kind of stuff until we get regulatory approval. We've got to operate the Company just as we normally would. Obviously, we'll listen to News and Mr. Murdoch and Chase Carey because we value their opinion but the decisions have to come from us. I will say there are some things that we can talk about and stay within the law, relative to what we might think we could do downstream but I think it's premature to get into those right now. You have to stay tuned on that, I think.


THE CALLER:
-----------
It will be more likely we find out that stuff after the deal closes than when a proxy is filed?


MR. JACK SHAW:
--------------
Yes, after or near or something like that, yes. But I would like to add that we're performing very well. And so obviously, we think there are always things we can do better and I'm sure we'll do those on their own, but we're not like we were two years ago, when News looked at us, when there had to be dramatic changes made. I don't think anybody is contemplating that; it's just more of the same that we're doing and maybe we can do it faster if we have maybe, a passionate, significant owner.


THE OPERATOR:
-------------
Tom Watts of SG Cowen.


THE CALLER:
-----------
Could you comment a little bit on what you're doing on DSL bundling front and if that's producing any results yet? One of the intriguing things about the announcement was seeing Charles Lee (ph) from Verizon on the Board. I apologize if that is from any of the conference calls held last week, but, it was an interesting opportunity.


MS. ROXANNE AUSTIN:
-------------------
We're continuing to aggressively pursue relationships with both to allow us to provide a bundled offering. I don't have anything to announce yet, but we are moving aggressively on that front.


THE CALLER:
-----------
For Pradman, he was outlining a number of the VSAT wins for HNS. Has there been any improvement, is there pick up in demand at all recently and also, how is the pricing environment changed with Gilats restructuring?


MR. PRADMAN KAUL:
-----------------
I think the answer is yes to both. There has been a pickup in the first quarter. I think we had an excellent new orders. From a new orders prospective, the first quarter domestically, was very, very good. The pricing also has stabilized. It doesn't look like there is as much kamikaze bidding going on and we hope that we can make better margins from the jobs we're winning this year than from the jobs we won a year ago.


THE CALLER:
-----------
A follow-up question Roxanne; the new guidance on subscribers for 800 to 850, it seems like there can be upside to that given how strong this quarter was. What are some key variables you see on the -- it sounds like the churn side is very good but what are the key variables you see on the gross add side to either keep it down or allow subscribers to go above that range?


MS. ROXANNE AUSTIN:
-------------------
As I said earlier Tom, the 2.8 million, we are clearly on track for that. I don't think there's any question -- we do have upside as I said earlier in every metric we have and this is one as well but I would like to get through the second quarter and see how we do and if we do really well there, we'll look at how we do for the full year and if we can increase it, but I cannot do that yet. It is still early.


THE OPERATOR:
-------------
Eric Lee of Deutsche Bank.


THE CALLER:
-----------
What was the -- what were the capital expenditures at DIRECTV holdings for the quarter?

MR. MICHAEL PALKOVIC:
---------------------
Approximately 57 million.

THE CALLER:
-----------
Is there any change in the expectation for -- I think it's around 400 million in CAPEX there for the year?


MR. MICHAEL PALKOVIC:
---------------------
No change. We just didn't spend as much as we will in the next three quarters in the first quarter.


THE CALLER:
-----------
My second question is with regards to the litigation with the NRTC. I'm curious as to an update with how that's proceeding? I guess you're still in mediation and if the News Corp, the announced News Corp transaction impacts the timing of that at all and also, if there are any provisions in the agreement between Hughes and News Corp that any of the potential outcomes of the litigation may impact the transaction one way or the other?


MS. ROXANNE AUSTIN:
-------------------
We're still in mediation. We do expect to go to trial on June 3 if we are unsuccessful in resolving the issues in mediation. I'm sorry, I don't remember the rest of your question.


MR. JACK SHAW:
--------------
Concerning the News Corp deal, has it had any impact?


MS. ROXANNE AUSTIN:
-------------------
The answer to that is no.


THE CALLER:
-----------
The reverse of that is do any of the potential outcomes of the litigation in any way potentially impact the transaction with News Corp?


MR. JACK SHAW:
--------------
No, it does not.


THE OPERATOR:
-------------
Alister McLeod of ABN AMRO.


THE CALLER:
-----------
I have another follow-up question on the subscriber adds. Have you considered what the impact was of the War on the first quarter subscriber adds, and is there not a risk that this might unwind in coming months?


MS. ROXANNE AUSTIN:
-------------------
I don't think so. I think again, we had strong across all of our distribution. Again, with all of our customers, a significant number of our customers coming out of cable, majority of our customers today come from cable and an increasing number coming from digital cable, we are just providing a better product and better service and customers are resonating with that.


THE OPERATOR:
-------------
(CALLER INSTRUCTIONS). Thomas Eagen.


THE CALLER:
-----------
Could you give us more information on piracy? For example how many pirates there are do you think this year? And how many there were last year, how many you think there will be next year?

The second question is on gross margins. You had some gains in gross margins this year? How much of that, if at all, came from changes in your programming costs? More specifically, were there any contracts that were re-negotiated last year and how many of your contracts are this year and next year?


MS. ROXANNE AUSTIN:
-------------------
As it relates to piracy, if I knew how many pirates we had, we would shut them down today and certainly, we are aggressively attacking piracy on every single front and will continue to do so both through technology within the cards themselves, boxes themselves, electronic countermeasures. We're taking aggressive legal action with state, federal and local officials. We'll continue to do so, so our actions on piracy will continue to be aggressive. We'll shut down every pirate that we are aware of. You will continue to see us be aggressive on that front but I do not have a number for you.

MR. MICHAEL PALKOVIC:
---------------------
I didn't catch the exact question on gross margin. Could you repeat it?


THE CALLER:
-----------
What I was wondering was how much of your gross margin gains came from a reduction in programming costs? More specifically, of all your programming contracts that you have, how many of them were re-negotiated last year and how many of them are you working on this year?


MR. MICHAEL PALKOVIC:
---------------------
Let me take the second part. We have about 20 percent of our contracts that come up every year for renewal. That's an annual process where they average about five-year terms. The first part of the question is how much of our gross margin improvement, to the extent our programming costs only went up seven percent as opposed to prior years, which has been eight or nine or even double-digit. The better way to look at that is we did not have as much as downward pressure on the margins in 2003 as we've had in prior years. But it is still downward pressure because the costs still go up seven percent. It impacts our margins by 2 to 2.5 points, which we effectively have to make up with a price increase, higher margin programming and cost cutting. Year-over-year, the fact we're improving our pre-marketing cash flow by a point, that's in spite of programming costs putting downward pressure by about 2.5 points. That's probably the way I would look at it.


THE OPERATOR:
-------------
Aryeh Bourkoff of UBS Warburg.


THE CALLER:
-----------
Following up on the programming costs issue, can you state how your negotiations with the ABC Family went and the environment overall being seven percent year-over-year, but how you anticipate that trending as you move forward, continuing margin erosion or as you move up towards the similar scale in programming to the cable industry, do you think you will be able to grow programming costs less than that maybe making margins neutral?


MS. ROXANNE AUSTIN:
-------------------
I will not comment on any specific negotiation. We were obviously pleased with the outcome because it was resolved favorably. However, as it relates to programming costs overall, we continue to aggressively attack them. We've been in the eight to nine percent range in the past couple of years. We're down in the seven percent range annual cost increase this year. We expect to drive that even lower next year, so our goal is to continue to drive programming costs lower over time and next year, certainly, we should expect to see another reduction in programming costs.


THE CALLER:
-----------
Secondly on the CAPEX side, how much did you budget for the year for the satellite launch for the rest of the year, on the CAPEX front?


MR. MICHAEL PALKOVIC:
---------------------
We have approximately 125 million this year to finish the 7S buildout including launch and launch insurance on the launch.


THE CALLER:
-----------
When will you be launching on the next satellite, is that off for another year or or so or what is the roll off of the satellites?


MS. ROXANNE AUSTIN:
-------------------
We do not have any plan at the moment but obviously that's subject to change as we continue to review our future plans. We don't have anything to announce at this time.


THE OPERATOR:
-------------
Andy Baker of Cathay Financial.


THE CALLER:
-----------
You mentioned the uptick you were seeing on local from new subscribers. Can you comment on what you're seeing in local uptick from existing customers and also what you're seeing in PVR upgrade and multiple receivers and can you discuss the current level of promotional activity and how that compares with what you have done in past periods?


MS. ROXANNE AUSTIN:
-------------------
Let me start the first question. On local into local overall inception date customers we're about 73 percent of existing customers now have a local channel package. Over 90 percent of new customers are coming in but about 73 percent now overall have a local channel package. That's a pretty significant increase over where we were just a year before. We're excited about that. Can you repeat your other question?


THE CALLER:
-----------
Upgrades from current customers to PVRs and multiple receivers?


MS. ROXANNE AUSTIN:
-------------------
We're expecting 250 to 300,000 existing customers will take a DVR this year and I believe you will see, as we do existing and new customers -- existing customers with 250 to 300 range and new customers just under 300,000, as we get to critical mass with the customers that already have it, the new customers taking it and existing customers that will take it for this year, being just under a million hopefully by the end of the year, that level of critical mass, I believe, will see substantial growth as we go into 2004 because I will tell you, this is a product that once you have it, you cannot live without it. You talk about it and your family wants it and your friends want it because you show it to them. I have an example over the Christmas holiday, a neighbor could not get -- one of their grown children had asked for a DVR for Christmas, a DIRECTV DVR with TIVO. It was basically on a waiting list everywhere and they couldn't get one. Finally I got it, I arranged for them to be able to purchase one. Once they got it, they wanted it and the other brother and other sister wanted it so four family members within a span of 30 days had DIRECTV DVR with TIVO. I think you'll see that word-of-mouth phenomenon occur once we get into 2004 and you have critical mass of around a million customers.


THE CALLER:
-----------
On the promotional activity you are currently undertaking, how does that compare with what you have done in the past?


MS. ROXANNE AUSTIN:
-------------------
Our promotional activity this quarter, we had the continued push for multiple box solutions. We had our HBO offer in the first quarter. You'll see multiple boxes continue on into the second quarter. Roughly, we'll continue to work on bringing propositions to the customers that are exciting and gets them interested in taking DIRECTV in all their set-tops in their home.


THE OPERATOR:
-------------
Eric Strumingher of Cobalt Capital.


THE CALLER:
-----------
Two questions. First relates to executive compensation and whether there have been any changes or are any changes contemplated to compensation of senior management since the News Corp deal was struck? I'm thinking maybe targeting different or incremental sets of financial metrics for managers in terms of bonuses for the 2003-year, etc.?

The second is really for Jack and maybe Eddy, if you could put more meat on the bone in terms of the affiliate transactions with News Corp and the objective of making them arm's-length? That's clearly a key consideration for investors as we vote or decide to vote on the transaction. Is there anything more specific that you can talk about in terms of how that's actually going to be operationalized? That would be helpful.


MR. JACK SHAW:
--------------
I'll go first about compensation. Really, there is nothing knew that we've implemented. We're operating Hughes as a separate company and all of our people have their metrics for the year, which have been approved by the HUGHES compensation committee. We are good to go for this year. Our metrics are tough to meet and if we meet them, our executives will be compensated appropriately.

Not only our executives, but the folks in general throughout HUGHES. So we worry about that all the time but nothing special because of the transaction.


MR. EDDY HARTENSTEIN:
---------------------
Per the agreement that we've entered into with News Corp, any affiliated party transaction, which would mean a News Corp transaction directly with News Corp or any of its subsidiaries, an affiliate would include a definition of anything with Liberty given Liberty's ownership interest of 18 going to 19 percent of News Corp. Post-closing, will need to be dealt on an arm's-length basis and how you operationalize that is that any such transaction, be it a renewal of an existing News Corp contract or any other type of transaction with the News Corp affiliate, will be handled by the audit committee of the new HUGHES entity, which would be made up entirely of independent directors.


THE CALLER:
-----------
Have you set the actual names of the members of the committee?


MR. EDDY HARTENSTEIN:
---------------------
The committee makeup has not been designated yet. You've seen the indication that we made of the independent directors so far. There will be one more named and then the audit committee and in fact, both the compensation, the nominating and audit committees per the agreement will be made up entirely of independent directors.


THE CALLER:
-----------
If I could follow up with one related thing, a more personal question to Eddy, you being the member of the Board or at least the designated Board, who is going to be vested with the most GMH stock, I would like you to talk a little bit about your personal goals for the new company and for your career over the next couple of years?


MR. EDDY HARTENSTEIN:
---------------------
I've got satellite in my DNA. It is where I started over 30 years ago. It is still there, last I checked and what I believe this transaction does is take us to potentially another level. GM has supported us, starting a new venture within what used to be Hughes Aircraft Company when they first acquired us. We've expanded the PanAmSat business, started as a Hughes Communications business. The HNS business we acquired after the GM initial purchase of us. I think what News Corporation brings to this is a passion, an expertise, a level of experience and more importantly, a willingness to continue to grow through investment of all the businesses that we are in and I view that as good, not only for shareholders and the Company but I view that as good, personally.


THE OPERATOR:
-------------
David Gibson.


THE CALLER:
-----------
A follow on for your comments there, will any of the new directors have options or a like or shares in the new Hughes entity? Secondly, do you think the metrics that Mr. Murdoch set of a one percent reduction in churn improving profits by around 75 million is a realistic number and or is it indicative of the business?


MR. JACK SHAW:
--------------
I'll answer both of the questions. The first concerning the stock options and so forth, I think it's premature. The Board and the new significant shareholder will make those decisions and it would be not proper for us to talk about what compensation and what type of compensation -- if I had to bet, there would be some Hughes stock involved.

If I take the second question, which was, remind me?


THE CALLER:
-----------
The one percent reduction in churn comment made by Mr. Murdoch.


MR. JACK SHAW:
--------------
The churn and the number of subscribers. Obviously we respect things that News and Mr. Murdoch say and we're very happy that he has so much confidence in us but we're not changing our guidance for the year. As I said in the beginning of the compensation, we have to operate Hughes as Hughes. We have to make sure we make our own decisions until government approval is given, so we listen a lot to the folks from News but again, we've changed our guidance with what we think the guidance should be and that's where we'll stick until we look at it again.


THE OPERATOR:
-------------
Harry Dimant of Gothic Capital Management.


THE CALLER:
-----------
I had one specific follow-up and a general commentary. The first one, the DVR subs right now, if I back into it, is around 300 to 400,000. Is that correct?


MS. ROXANNE AUSTIN:
-------------------
That's correct.


THE CALLER:
-----------
As strategic question and I guess this may change as the Board composition changes and everything else, but if you had to force rank your priorities, Roxanne, from doing local service, getting more DVRs in the hands of your customers or doing HDTV more channels, how do you rank your priorities in terms of moving the business forward?


MS. ROXANNE AUSTIN:
-------------------
One, one and one. They are on our critical list of priorities for this year and we are going to have to be aggressive in all three of those areas period.


THE CALLER:
-----------
Is there -- I ask as an interested subscriber because I do have a TiVo, a DIRECTV with TiVo, and it's something I cannot live without and I also have an HDTV receiver in another location in my house. Is there a problem with or an issue with getting high-definition feeds? I know you're 380's has East Coast and West Coast feeds of other networks. What is the holdup of getting a high-definition feed on that or is that a satellite capacity issue?


MS. ROXANNE AUSTIN:
-------------------
You mean a TIVO box with high-definition?


THE CALLER:
-----------
No, I'm just talking about if I want to watch the Super Bowl in high-definition on whatever, with 383 which would be ABC East Coast or something like that, is there any reason why that cannot be a high-definition feed particularly when people get the local channels or are paying for them essentially?


MR. EDDY HARTENSTEIN:
---------------------
No. Based on your channel designation, you do live in one of the white areas where we provide a national feed and there is no technical reason nor any business reason why we ultimately could not do that. We're looking at all the options as to what we put into high-definition package and understand, there are only very few of our customers, any more, especially as we launch more and more local channels, that live in those so-called white areas or distant network signal areas. Clearly on special events, the Super Bowl, Final Four, other types of events, we would hope and expect to see those distributed nationally regardless of market location in a high-definition format and we will see how that develops. Those all depend on the rights holder and rights holders issues with the carrier of the network in charge of the specific event.


THE CALLER:
-----------
I'm sure you have it and I'm sure you probably will not give it out but could you talk about the level of churn reduction that the DVR provides you with or what the net churn is on those customers versus your general population?


MS. ROXANNE AUSTIN:
-------------------
DVR customers are less than half of the normal population. Less than half a point. There are less than half a point which makes them far less than half the general population, about a third.

THE CALLER:
-----------
So they trend one percent instead of 1.5 is that --


MS. ROXANNE AUSTIN:
-------------------
They churn at roughly less than half a percent among versus the 1.5 percent.


THE OPERATOR:
-------------
Mark Nabi of Merrill Lynch.


THE CALLER:
-----------
Two brief questions. One relates to churn, I want to make sure you have not changed your churn policy at all in the last quarter or two, have you?


MS. ROXANNE AUSTIN:
-------------------
No, we have not.


THE CALLER:
-----------
That's an apples to apples churn?


MS. ROXANNE AUSTIN:
-------------------
Apples to apples churn.


THE CALLER:
-----------
The second one relates to Boeing. If you could just -- the suit between the two of you, if you could talk about that, what the status is and where we stand on that?


MR. MICHAEL GAINES:
-------------------
It's not a lawsuit. It's just an arbitration. The process continues in arbitration. Both sides are going through the whole process where you have depositions and all that, but I think we're still headed to a resolution through arbitration later in the year. I think our best estimate would be a fourth quarter kind of event.


THE CALLER:
-----------
That's moved -- I remember it being April to June and now it's moved back another six months?


MR. MICHAEL GAINES:
-------------------
I think it has moved out since those earlier days that you mentioned. The arbitration may actually be scheduled for late third quarter with a resolution in the fourth.


THE CALLER:
-----------
One last thing related to -- there was a lot of information these days regarding cable's strength with respect to having voice, video and data under one pipe. Obviously, Charlie made comments related to the need to have a data product through Wi Fi or something, it doesn't necessarily have to be satellite. That may be that carrot that the cable industry holds with respect to getting subscriber additions. What is the -- what are Hughes or DIRECTV's thoughts with respect to data? I know you answered a question before about some of that, are there other avenues you're looking at out outside of a DSL?

Number two, related to the subscribers, you had such a good gross subscriber addition number in the first quarter. Are you seeing it come from existing territories, the strength, that you're seeing when you added more local television markets, they came from that? Obviously, Comcast is making a lot of noise about Atlanta, the high satellite penetration and they are nipping away at that penetration as they offer dish buy backs, so all-encompassing, I'm trying to feel out what DIRECTV wants to do with that?


MS. ROXANNE AUSTIN:
-------------------
You're winning the award with compound questions today. Okay, first of all, 80 percent of our new gross adds are coming from local channel markets. So we're growing as I said previously, we're growing where we have local channels. This is a local channel game for us. We are a full cable replacement. When you say cable winning people, cable had their worst year in 2002 that they ever had. As I said earlier, the majority of our customers are coming -- if you look at that 80 percent of new customers coming from local channel markets, they are clearly coming from cable. 40 percent coming, roughly just under 40 percent coming from digital cable. Digital cable and bundling and all this works, why is the churn rate so high in digital cable? You have to step back Marc and look at what's really happening. Of course cable is talking about bundling; they have to. We're kicking them in the digital, in the whole video digital area. Okay? I would talk about that too, because I don't have anything good to talk about in the video side. We have great ARPU. We're taking their best customers because DIRECTV continues to get the high-quality customer and we're going to continue to get them.


THE CALLER:
-----------
As far as the data side, you're saying -- anything as far as on the horizon, with other types of applications besides DSL?


MS. ROXANNE AUSTIN:
-------------------
We will continue to utilize satellite where that's efficient and DSL. As Pradman said, we are not aggressively growing it. Where customers need that service, we are providing it to them.


THE OPERATOR:
-------------
Tuna Amobi of Standard & Poor's Equity.


THE CALLER:
-----------
I wanted to understand a little bit regarding the structure of the transaction. Jack I heard you and Rick Wagoner mention this transaction is a win-win situation. I want to look at it from the point of view of the GMH shareholders. I want to confirm first of all, that they get no cash in this transaction?


MR. JACK SHAW:
--------------
That's correct.


THE CALLER:
-----------
Of the 17.5 percent mandatory exchange, what portion of that is going to come from the pension fund and what's the residual number out of that?


MR. JACK SHAW:
--------------
My understanding is that the 7.5 percent comes across the whole base of the H shareholders, so whatever percent that the pension fund holds, they get their percentage but all H shareholders would participate in the same manner.


THE CALLER:
-----------
So one-for-one exchange in the new entity? After it closed, is that the plan?


MR. JACK SHAW:
--------------
One for one?


THE CALLER:
-----------
One for one.


MR. JACK SHAW:
--------------
You mean H share for common stock?


THE CALLER:
-----------
That's right, with the conversion from the letter stock to the asset-based --


MR. JACK SHAW:
--------------
The answer is yes but Michael Gaines will give you more color.


MR. MICHAEL GAINES:
-------------------
The way it will work is for each class H share, you'll basically receive .825 shares of the new asset-backed stock and you'll have a mandatory exchange of the other .175 shares that you hold into the News company stock.


THE CALLER:
-----------
As far as quantifying the -- I heard you say Jack, or Rick Wagoner, that the benefit to the current shareholders also relates to the tax impact if the transaction gets a favorable ruling from the IRS. I mean, at this point, what is your outlook at far as the potential benefits from that particular perspective?


MR. JACK SHAW:
--------------
From the H shareholder, I think as I have been in this job for the past two years, virtually every H shareholder that I have met with and I met with a ton of them, is that to break away from this tracking stock and get to an asset based stock and so that is what we have done and so I think from an H shareholder and I am one, from an H shareholder standpoint, you look at the new asset based stock you are going to hold and you look at the performance of

DIRECTV and the other companies and you say hey, there is more value for me to have with an asset based stock than a tracking stock so I think that is the first level. The second level is that although General Motors has been a wonderful partner over the past few years and they have supported us in many high-risk ventures, they are in the automotive business and they simply cannot have the passion nor the experience nor the interest in the businesses that we have, as a News Corp can, who have all the experience and have the passion and have the interest and they know what it costs to continue this growth that we are on. When I look at it from a shareholder's standpoint, an H shareholder standpoint, I say we accomplished what we wanted to accomplish is to get to an asset-based stock and in the future, that's going to have one heck of a lot more value than the tracking stock.


THE CALLER:
-----------
One half you said?


MR. JACK SHAW:
--------------
One heck of a lot.


THE CALLER:
-----------
Oh okay. What's your estimate of the discount that the stock is currently carrying right now with the letter version? I know it's hard to --


MR. JACK SHAW:
--------------
That's getting into futures that I don't think that I am qualified nor do I think most people are qualified, to answer.


THE CALLER:
-----------
One final question that's related to this, I want to get an idea of what kind of spectrum capacity issues that you might run into as you continue your hedge DPV
(ph) strategy? Is it likely to be an issue down the road?


MS. ROXANNE AUSTIN:
-------------------
We're aggressively looking at all of our issues related to spectrum, both on improved technology, both on our receivers, satellites, more spectrum itself, as well as a regulatory improvements that allow us to continue to grow. Be assured we're aggressively working this front.


THE OPERATOR:
-------------
There are no further questions standing by.


MR. JON RUBIN:
--------------
Thank you for joining us today. If you have any further questions please feel free to contact me, Jon Rubin or our investor relations department at Hughes. Thank you.


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